August 30, 2013

Eric McPhee

Staff Accountant

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	China HGS Real Estate Inc.
Form 10-K/A for the Fiscal Year Ended September 30, 2012
Filed December 28, 2012
File No. 001-34864

Dear Mr. McPhee,

China HGS Real Estate Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 22, 2013 (the “Comment Letter”). In order to facilitate your review, we have restated and responded the comment set forth in this Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1. We note that you have entered into a development agreement with the local government in which you have agreed to prepay $18.9 million of development costs in exchange for the right to acquire land use rights through public auction, and that you have funded $3.2 million to date. Given your current cash balance and history of negative operating cash outflows, please address how you intend to fund amounts due under this development agreement. Additionally, in your response to us, please clarify how the public bidding process works, and if it is possible that you will not be able to acquire this property as a result of the public bidding.

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Response:

To date, the Company has been able to finance our operations primarily through cash flows generated from operations and borrowings from our principal shareholder if necessary. For the year ended September 30, 2012, if the Company excluded approximately $16.6 million payments on the security deposit of land use right, our operating cash inflow was approximately $8.7 million. Since most of our customers are first-time home buyers and several of our large residential real estate projects are close to the pre-sales stage, we expect our operating cash inflow will continue to improve. As of June 30, 2013, the Company had cash and restricted cash balance of approximately $4.1 million, which is double from our balance as of September 30, 2012. For the nine months ended June 30, 2013, the Company’s operating cash inflow was approximately $1.7 million, compared to operating cash outflow of $7.1 million for the nine months ended June 20, 2012. In addition, as the Company disclosed in the “Liquidity and Capital Resources” section, the Company has plans to raise additional capital to sustain its long term growth.

In a general public bidding process, the local government typically invites reputable real estate developers who are interested in the related property to join the bid. All participants are required to make a minimum deposit of 20-50% of the opening auction price in cash before the bid starts. The local government will evaluate all bid proposals based on the developer’s experience, qualification, development plan and of course bid price. If we are successful on our bid, we are also generally required to remit the remaining purchase price within 30 days of the auction. If we are not successful on the bid, all the deposit that we made is refundable.

The land use right under the above-mentioned agreement has not been put up for public bid, because the Hanzhong city government still needs time to relocate residents, landscape the property, remove existing construction and clean the land to make its condition ready for public bidding, which is expected to take about one year. Since maintaining a sufficient land reserve is key to the Company’s future growth and the Company is interested in developing this property, the Company entered into the development agreement with Hanzhong city government in May 2011. All of the deposits that we made are treated as a deposit for the pubic bid. As we are one of the largest real estate developers in the region selected by the Hanzhong city government to sign the development agreement, we believe that we have a high chance to acquire this property through the public bid process.

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Note 2. Summary of Significant Accounting Policies, page 47

Real estate property development completed and under development, page 50

2. We note that you classify real estate property as short-term or long-term. Please include a discussion of your accounting policy as it relates to this classification, including how you define short-term and long-term and significant management assumptions used to evaluate the classification of each property.

Response:

The Company will include the below discussion in the accounting policy in the future filings:

We classify “real estate property development completed” and “real estate property under development” on our balance sheet into current and non-current portions based on the estimated date of construction completion and sales. Our real estate property development completed classification is based on the estimated date that each property is expected to be sold within the Company’s normal operating cycle of the business and the Company’s sales plan. Real estate property development completed is classified as a current asset if we expect the property to be sold within the normal operating cycle of the business. Otherwise, it is classified as a non-current asset.

For real estate property under development, management’s assumption is based on estimated date of completion. Real estate property under development is classified as a current asset, if the property is reasonably expected to be completed within the Company’s normal operating cycle of the business. Otherwise, it is classified as a non-current asset.

Note 12. Taxes – (C) Land appreciation tax (“LAT”), page 59

3. We note your disclosure that you are subject to land appreciation tax based on progressive rates ranging from 30-60% of the proceeds of sales of properties less deductible expenditures, subject to certain thresholds, but that the local taxing authority has instead levied the tax at .5% to 1% of total cash receipts, rather than according to the progressive rates. Please tell us to what extent it is reasonably possible that you could be required to pay the progressive rates on past sales at some point in the future, and quantify the difference between the tax due at the progressive rates and the tax paid at the lower fixed rates for your past property sales.

Response:

For the Shaanxi Province, where the Company and all of its real estate projects are located, the provincial tax authority has consistently applied the policy to levy the LAT at the rate of 0.5% or 1.0% against total cash receipts from sales of real estate properties since August 1, 2008.

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Since the local tax authority has confirmed and implemented the current rates on all real estate companies in the area of its administration, the Company believes it is highly unlikely that the Company will be required to pay the progressive rates on past sales at some point in the future.

The progressive rate policy on LAT is only a general guideline and usually requires the local tax authority to make a further interpretation on its implementation. For example, the local tax authority needs to define a threshold that is reasonable for the local economy and quantify deductible expenditure. Since the related details have not been spelled out by the local tax authority, the Company is not able to quantify the difference between the tax due at the progressive rates and the tax paid through the current method.

Note 4. Real Estate Property Completed and Under Development, page 55

4. We note that you have a significant amount of completed real estate inventory on your balance sheet. Please include a discussion of how you evaluate the carrying value of this inventory for impairment, as well as an aging of the properties to highlight the approximate time from completion of construction to sale of the property.

Response:

Impairment

The Company will include a similar discussion in Note 4. “Real Estate Property Completed and Under Development” of its consolidated financial statements for the year ended September 30, 2013 as set forth below:

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

The Company reviewed all of its real estate projects for future losses and impairment by comparing the estimated future undiscounted cash flows for each project to the carrying value of such project. For the years ended September 30, 2012 and 2011, the Company did not recognize any impairment for real estate property under development and completed.

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Inventory aging

The Company will include a similar aging analysis of its real estate properties in the “Management Discussion and Analysis of Financial Conditions and Results of Operations” section of its upcoming Form 10-K for the fiscal year ended September 30, 2013.

	Actual (estimated) Completion time of construction	Estimated time to sell of the property
Development completed
Hanzhong City Mingzhu Garden (Mingzhu Nanyuan & Mingzhu Beiyuan)	Majority was completed during the third quarter of fiscal 2012	2013-2014
Hanzhong City Nan Dajie (Mingzhu Xinju)	Phase one completed in 2010 and Phase two completed in 2011	2013
Yang County Yangzhou Pearl Garden	Majority completed in 2011 and 2012	2013-2014
Hanzhong City Central Plaza	Completed prior to 2010	2013

Under development:	Estimated Completion Time of Construction
Hanzhong City Oriental Pearl Garden	To be completed in 2-3 years
Hanzhong City Mingzhu Garden (Mingzhu Nanyuan & Mingzhu Beiyuan)	To be completed in 2-3 years
Yang County Yangzhou Pearl Garden	To be completed in 2 years
Hanzhong City Mingzhu Road West	To be completed and delivered by fiscal 2013
Hanzhong City Liuhou Road	To be completed and delivered by fiscal 2013

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mr. Lawrence Venick, Esq. at +86-10-59543688 or Ms. Vivien Bai, Esq. at +86-10-59543557, our U.S. legal counsel.

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Sincerely,

China HGS Real Estate Inc.

By : /s/ Wei (Samuel) Shen
Name:	Wei (Samuel) Shen
Title:	Chief Financial Officer

c.c.	Lawrence Venick, Esq.
Vivien Bai, Esq.

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